Via Facsimile and U.S. Mail
Mail Stop 6010

March 7, 2007

Mr. Klaus Kuhn
Chief Financial Officer
Member of the Board of Management
Bayerwerk, Gebaeud W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany

> **Re:** **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed March 6, 2006**
> **File No. 001-16829**

Dear Mr. Kuhn:

     We have completed our review of your Form 20-F and have no further comments at this time.

     Sincerely,

     Jim B. Rosenberg
     Senior Assistant Chief Accountant